

June 26, 2024

Sarah Mussetter
Chief Legal Officer
Red Robin Gourmet Burgers, Inc.
10000 E. Geddes Avenue, Suite 500
Englewood, CO 80112

> **Re: Red Robin Gourmet Burgers, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 14, 2024**
> **File No. 333-280228**

Dear Sarah Mussetter:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at 202-551-6022 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: David Huntington